Righting Fate Series, Inc.

1230 Peachtree Street North East

19th Floor

Atlanta, GA 30309

(678) 453-6524

VIA EDGAR

October 12, 2018

John Stickel

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, DC 20549

Re:Righting Fate Series, Inc.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted July 27, 2018

CIK No. 0001737569

Dear Mr. Stickel:

This letter is submitted by Righting Fate Series, Inc. (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 23, 2018 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Draft Offering Statement submitted on July 27, 2018 (the “Offering Statement”).  The Offering Statement has been revised in response to your Comment Letter and to reflect certain other changes.  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General, page i

1.You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status such as the unavailability of Rule 144 for the resale of securities, or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

We have disclosed that we are a shell company on the cover page (p.3) and added a risk factor highlighting the consequences of our shell company status (p.19).  Additionally, we have highlighted our shell company status in “The Company and Business Summary” section (p.9) and the “Securities Being Offered” section (p.36).

Cover Page, page 2

2.You state on the cover page that the offering will terminate, if not sooner terminated, on December 31, 2019. Please reconcile this with your disclosure on page 3 and elsewhere that the offering will terminate at the earlier of the date at which the maximum offering amount has been sold, "one year from the date the offering begins," or a date at which the offering is earlier terminated by the company.

We have updated all references to the offering termination date (specifically, on pages 2 and 3 of the Cover Page, page 11 of The Offering section, and page 22 of the Plan of Distribution section) to use the following statement:

“This Offering will close upon the earlier of (1) the sale of all 20,000,000 shares of our Common Stock offered hereby, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by us.”

The Company and Business Summary, page 9

3.Please revise to frame the discussion in this section, and throughout the offering circular, in a way that distinguishes between your current operations and the operations you hope for in the future. By way of example, revise your statement that you have a "franchise that creates and delivers an ad-supported" drama and that the "franchise earns revenue directly from advertisers" to clarify that you have not yet produced the drama or earned revenues. As another example, your risk factor at the top of page 15 discusses your range of operations including communications with customers and business partners, while it appears you currently have limited operations and no customers. Similarly, on page 30 you disclose that your franchise "earns revenue directly from advertisers who advertise during first-run webisodes and from broadcasters and streaming services who license the television version of the drama for second-run airing (i.e. syndication)."

We have revised the discussion in The Company and Business Summary section, and throughout the offering circular in a way that distinguishes between our current operations and our future planned operations.  By way of example, the first referenced statement was revised to read “The Righting Fate Series, Inc. is planned to be a drama series franchise that creates and delivers an ad-supported…”

The reduced disclosure requirements applicable to us may make our Common Stock less attractive to investors, page 20

4.Please reconcile your disclosure here that you are "utilizing Tier 1 of Regulation A" with your disclosure in Part 1 of the Form 1-A and elsewhere throughout that this is a Tier 2 offering.

We have revised the statement to read “As an issuer utilizing Tier 2 of Regulation A promulgated under the Securities Act, we will not be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).”

Plan of Operations, page 31

5.We note from the disclosure in your business section beginning on page 25 that your business plan consists of creating a "premium-quality production on par with those of HBO, Amazon, and Netflix." We also note the production of Righting Fate follows three major phases: development, production, and release, and that the production of your series will employ "skilled external reviewers at key milestones to improve the quality of the production." Please revise to include a plan of operations for the next twelve months or discuss the reasons such plan is not available. In the discussion of each of your planned activities, include the material events or steps required to pursue each of your planned activities. Also provide an estimate of the amount of funds you will need to commence production, pay outside contractors and deliver your series, and identify the key milestones you reference and the estimated funds needed at each milestone. Refer to Item 9(c) of Form 1-A.

We have revised the Plan of Operations section to include our plan of operations over approximately the next 20 months from the date of this letter.  We have also revised the Use of Proceeds table to use the expense categories described in our plan of operations.

Index to Part III Exhibits, page 37

6.We note from your disclosure on page F-8 that you have engaged with certain service providers to assist in the crowdfunded offering. Please file any material agreements related to such engagement as an exhibit and if applicable discuss the terms of your agreement in the offering circular.

We have not engaged service providers to assist with our offering and have deleted the reference.

Other updates

A.Our offices and business phone have changed to 1230 Peachtree Street North East, 19th Floor, Atlanta, GA 30309, phone (678) 453-6524. We have updated the offering circular to reflect this.

B.Our company website has changed its URL to rightingfate.com, and we have updated the offering circular to reflect this.

C.Vstock is our transfer agent and registrar.  We have updated the Securities Being Offered section to reflect this.

We appreciate the Staff’s time and attention given to our responses to the Comment Letter.  If you have any questions or would like further information, please do not hesitate to contact me at (678) 453-6524.

Sincerely,

/s/Anthony E. Miller

Anthony Miller

President

Righting Fate Series, Inc.